ITERIS HOLDINGS, INC.
1515 SOUTH MANCHESTER AVE
ANAHEIM, CA 92802
(714) 774-5000

November 21, 2003

VIA EDGAR

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549

    Re:
    Iteris Holdings, Inc.
    Application to Withdraw Registration Statement on Form S-3
    File No.: 333-108337
    Initial Filing Date: August 28, 2003

Ladies and Gentlemen:

        Pursuant to Rule 477(a) under the Securities Act of 1933, as amended, Iteris Holdings, Inc., a Delaware corporation formerly known as Odetics, Inc. (the "Company") hereby applies for immediate withdrawal of the above-referenced registration statement, together with all exhibits and amendments thereto (the "Registration Statement").

        The Company is applying for withdrawal because it is not currently eligible to use a Form S-3 registration statement for the purpose of registering the sale of shares in a secondary offering. The Company confirms that the Registration Statement was not declared effective and that no securities have been sold pursuant to the Registration Statement or the prospectus contained therein. The Company has filed a Form S-1 registration statement (File No. 333-110344) with the Commission to register the securities initially included in the Form S-3 Registration Statement.

        Accordingly, the Company hereby requests that the Commission consent to this application to withdrawal the Registration Statement and that a written order granting such withdrawal be issued.

        Should you have any questions regarding this matter, please do not hesitate to contact the undersigned, or Ellen S. Bancroft (949/932-3670) at Dorsey & Whitney LLP, legal counsel to the Company.

Sincerely,

ITERIS HOLDINGS, INC.,

By:	/s/ GREGORY A. MINER Gregory A. Miner, Chief Executive Officer and Chief Financial Officer